July 8, 2010
VIA EDGAR
Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3010
Washington, DC 20549
RE:	AvalonBay Communities, Inc. Form 10-K for the year ended December 31, 2009 Filed March 1, 2010 Proxy Statement on Schedule 14A Filed March 31, 2010 File No. 001-12672
Dear Ms. van Doorn:
This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 28, 2010. For your convenience, the Staff’s comments and the responses thereto are set forth below.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis
Off Balance Sheet Arrangements, page 53
1.	We have read and considered your response to comment one. Please tell us how you have analyzed paragraphs 810-10-25-45 through 25-47 of the FASB ASC in determining whether the equity investment at risk of Fund II is sufficient to permit the Fund to finance its activities without subordinated financial support.

Response:

In response to the Staff’s additional comment to address how the sufficiency of equity investment at risk of Fund II was evaluated under FASB ASC 810-10-25-45 through 25-47, the Company supplementally informs the Staff of the following:
Fund II, as an overall investment vehicle, has equity capital commitments totaling $400 million, which when fully funded is estimated to represent approximately 35% of the total projected debt and equity capital of Fund II. Although Fund II as an overall investment vehicle is designed to allow leverage up to 65%, the Fund II legal entity in which the Company invests is not designed to be a leveraged entity, but to be primarily funded by six sophisticated institutional investors, including the Company. The Company has committed $125 million, or approximately 31% of the total equity capital commitments. References to Fund II below are with respect to the legal entity in which the Company invests.

The Company concluded that there was sufficient equity investment at risk in Fund II at each capital call. We refer you to response No. 1, paragraph 10 (at the top of page 3) of our original response letter dated June 14, 2010. In addition, a detailed assessment under the applicable guidance is provided below.

Ms. Linda van Doorn
Securities and Exchange Commission
July 8, 2010

ASC 810-10-25-45 through 47 assessment

“ 25-45 An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including, but not limited to, the qualitative assessments described in (a) and (b), will in some cases be conclusive in determining that the legal entity’s equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the legal entity’s equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by (c) shall be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.

a. The legal entity has demonstrated that it can finance its activities without additional subordinated financial support.”

Fund II has financed its activities without additional subordinated financial support as demonstrated by the following. Prior to the first capital call, Fund II obtained a line of credit, which matures in 2010, is not guaranteed and has customary terms. The lenders did not require additional investment by the Company or any of the limited partners of Fund II in order to obtain the line of credit. The line of credit is secured by the uncalled capital commitments of the investors in Fund II and is intended only as a bridge for the possible gaps between the closing of an investment and the receipt of funding from capital calls.

“ b. The legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.”

The structure and purpose of Fund II, the nature of its assets, geographical areas, capital structure and operations are similar to those of Fund I, which as previously disclosed operates without additional subordinated financial support. In addition, Fund II’s size and composition of assets as well as the nature of operations are commonly found in real estate investment funds.

“ c. The amount of equity invested in the legal entity exceeds the estimate of the legal entity’s expected losses based on reasonable quantitative evidence.”

The Company did not perform a specific quantitative analysis since we believe that the qualitative evaluation under ASC 810-25-45 a. and b. establish that Fund II has sufficient equity at risk. This conclusion is further validated by the Company’s experience with Fund I, as well as by quantitative analysis performed related to investments by Fund II for which capital calls are made. This quantitative evidence supports the Company’s conclusion that the equity invested at the time of each capital call exceeds the estimate of the legal entity’s expected losses.

“25-46 Some legal entities may require an equity investment at risk greater than 10 percent of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of the legal entities’ assets or liabilities. The presumption in the preceding paragraph does not relieve a reporting entity of its responsibility to determine whether a particular legal entity with which the reporting entity is involved needs an equity investment at risk greater than 10 percent of its assets in order to finance its activities without subordinated financial support in addition to the equity investment.”

Ms. Linda van Doorn
Securities and Exchange Commission
July 8, 2010

At the date of the first capital call, Fund II had equity at risk that approximated its total assets. Subsequently, at December 31, 2009, Fund II had equity at risk of $55.3 million, representing 63% of total assets of $87.5 million. Fund II does not engage in high-risk activities and is expected to yield a positive return over the life of Fund II. Therefore, we believe that this level of equity investment at risk is sufficient to allow Fund II to finance its activities without additional subordinated financial support.

“25-47 The design of the legal entity (for example, its capital structure) and the apparent intentions of the parties that created the legal entity are important qualitative considerations, as are ratings of its outstanding debt (if any), the interest rates, and other terms of its financing arrangements. Often, no single factor will be conclusive and the determination will be based on the preponderance of evidence. For example, if a legal entity does not have a limited life and tightly constrained activities, if there are no unusual arrangements that appear designed to provide subordinated financial support, if its equity interests do not appear designed to require other subordinated financial support, and if the entity has been able to obtain commercial financing arrangements on customary terms, the equity would be expected to be sufficient. In contrast, if a legal entity has a very small equity investment relative to other entities with similar activities and has outstanding subordinated debt that obviously is effectively a replacement for an additional equity investment, the equity would not be expected to be sufficient.”

In the discussion above we addressed Fund II’s design, ability to operate without additional subordinated financial support, level of equity investment at risk and ability to obtain commercial financing arrangements on customary terms. The life of Fund II is limited and its activities are constrained to the investment in multi-family communities. However, such restrictions are common to real estate investment funds and do not affect the sufficiency of equity investment at risk.

Based on the analysis above, the Company concludes that the equity investment at risk of Fund II is sufficient to permit Fund II to finance its activities without additional subordinated financial support.
In connection with responding to your comment, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement on Schedule 14A for the year ended December 31, 2009;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K and Proxy Statement on Schedule 14A for the year ended December 31, 2009; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (703) 317-4635 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,
/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Ms. Linda van Doorn
Securities and Exchange Commission
July 8, 2010

Cc:	Bryce Blair, Chairman and Chief Executive Officer AvalonBay Communities, Inc. Edward M. Schulman, Senior Vice President and General Counsel AvalonBay Communities, Inc.